Form 1-U

Current Report Pursuant to Regulation A

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

440 S. La Salle Street
Suite 1110

Chicago, IL 60605
(800) 555-1055
www.ahpfund.com

March 5, 2018

(Date of Report (Date of earliest event reported))

Item 7.	Departure of Certain Officers

Ms. DeAnn O’Donovan has been appointed to the role of President and Chief Executive Officer of American Homeowner Preservation Management, LLC (“AHP Management”), the Manager of American Homeowner Preservation 2015A+, LLC (the “Company”), and AHP Capital Management, LLC (“AHP Capital”), the Company’s Investment Advisor.

Mr. Jorge P. Newbery will turn over the day-to-day management of the Company to Ms. O’Donovan, and has stepped down as the Chief Executive Officer of AHP Capital and AHP Management. Mr. Newbery has been named Chairman of AHP Capital and AHP Management, and will continue to be involved in the management of the Company in such capacity.

Ms. O’Donovan joins the Company from Wintrust Mortgage, where she was most recently the Executive Vice President and Chief Administrative Officer. She has 25 years of experience in real estate, financial services and mortgage lending, including at Standard Bank as well as Wintrust.

Item 9.	Other Events

Effective March 5, 2018, the Company’s address has changed to:

440 S. La Salle Street
Suite 1110

Chicago, IL 60605

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Homeowner Preservation 2015A+, LLC

By: American Homeowner Management, LLC, as Manager

By: /s/ Jorge Newbery
Jorge Newbery, Chairman

Date: March 5, 2018